Exhibit 99.1

IMMURON LIMITED

(ASX: IMC)

Wednesday, 15th December 2021: Results of Annual General Meeting

Immuron Limited (ASX: IMC; NASDAQ: IMRN) wishes to advise that all resolutions were carried by a poll at the Annual General Meeting held earlier today.

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

On behalf of the Board;

Phillip Hains
Company Secretary

Level 3, 62 Lygon Street Carlton, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: Facsimile:	+ 61 (0)3 9824 5254 + 61 (0)3 9822 7735

Disclosure of Proxy Votes Immuron Limited Annual General Meeting Wednesday, 15 December 2021	Automic
GPO Box 5193, Sydney, NSW 2001
P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN
1 Adoption of Remuneration Report	P	18,207,629	15,876,362 87.20%	2,116,670 11.63%	472,562	214,597 1.18%	16,090,959 88.37%	2,116,670 11.63%	472,562
2 Re-election of Mr Daniel Pollock	P	22,820,744	18,023,970 78.98%	4,579,826 20.07%	464,785	216,948 0.95%	18,240,918 79.93%	4,579,826 20.07%	464,785
3 Approval of increased placement capacity	P	23,251,599	20,577,444 88.50%	2,464,558 10.60%	33,930	209,597 0.90%	20,787,041 89.40%	2,464,558 10.60%	33,930
4 Issue of 218,750 Shares to Grandlodge Pty Ltd or its nominee	P	16,222,222	13,781,250 84.95%	2,236,375 13.79%	7,063,307	204,597 1.26%	13,985,847 86.21%	2,236,375 13.79%	7,063,307
5 Approval of Omnibus Incentive Plan	P	18,922,981	16,307,346 86.18%	2,409,038 12.73%	90,210	206,597 1.09%	16,513,943 87.27%	2,409,038 12.73%	90,210